SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)
                            -------------------------

                        Associated Materials Incorporated
                            (Name of Subject Company)
                            -------------------------

 Associated Materials Holdings Inc.(formerly known as Harvest/AMI Holdings Inc.)
                           Harvest Partners III, L.P.
                              Harvest Partners III
                            Beteiligungsgesellschaft
                            Burgerlichen Rechts (mit
                              Haftungsbeschrankung)
                            Harvest Partners IV, L.P.
                        Harvest Partners IV GmbH & Co. KG
                             Simon Acquisition Corp.
                            (Names of Filing Persons)

                    Common Stock, Par Value $0.0025 Per Share
                         (Title of Class of Securities)

                                    045709102
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)
                    ----------------------------------------

                                 Ira D. Kleinman
                                    President
                       Associated Materials Holdings Inc.
                                 280 Park Avenue
                            New York, New York 10017
                                 (212) 599-6300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------

                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/_/  issuer tender offer subject to Rule 13e-4.
/_/  going-private transaction subject to Rule 13e-3.
/X/  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/
================================================================================

     This Amendment No. 4 to Tender Offer Statement on Schedule TO ("Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2002, as amended by Amendment No. 1 filed on April 1, 2002, Amendment No. 2 filed on April 8, 2002 and Amendment No. 3 filed on April 9, 2002 (as amended, the "Schedule TO"), relating to the offer by Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.) ("Parent"), Harvest Partners III, L.P. ("HP III"), Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung) ("HP Offshore III"), Harvest Partners IV, L.P. ("HP IV"), Harvest Partners IV GmbH & Co. KG ("HP Offshore IV") and Simon Acquisition Corp. (the "Purchaser") to purchase all of the outstanding shares of Common Stock, par value $0.0025 per share (the "Common Stock"), of Associated Materials Incorporated (the "Company") at a price of U.S. $50.00 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 4 also constitutes Amendment No. 3 ("Schedule 13D Amendment No. 3") to the Schedule 13D filed on March 25, 2002, as amended by Amendment No. 1 filed on April 8, 2002 and Amendment No. 2 filed on April 9, 2002 (as amended, the "Schedule 13D"), by Parent, HP III, HP Offshore III, HP IV, HP Offshore IV, the Purchaser, Harvest Associates III, LLC ("HA III") and Harvest Associates IV, LLC ("HA IV"). HA III and HA IV are signatories hereto for purposes of Schedule 13D Amendment No. 3 only.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Simon Acquisition Corp.

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) /_/
                                                                      (b) /_/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF; BK; SC; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.)

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /_/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF; BK; SC; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER*
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners III, L.P.

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /X/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF; BK; SC; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER*
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung)

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /X/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF; BK; SC; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER*
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners IV, L.P.

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /X/


-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF; BK; SC; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER*
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners IV GmbH & Co. KG

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /X/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF; BK; SC; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER*
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Associates III, LLC

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /X/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER*
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Associates IV, LLC

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /X/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       /_/
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER*
                                            1,681,025
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------
* Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 16, 2002, by and among Parent, the Purchaser and the Company, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Merger Agreement.

Item 7.   Source of and Amount of Funds or other Consideration.

     Item 7 is hereby amended to add at the end thereof the following:

          The first sentence of the first paragraph of Section 9--"Source and Amount of Funds" on pages 25-26 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "The aggregate amount of funds required (i) by the Purchaser to purchase all of the outstanding shares of Common Stock pursuant to the Offer and pay related fees and expenses and (ii) by the Company to fund the Debt Tender Offer (as defined below) and pay related fees and expenses is expected to be approximately $469.2 million (the "Transaction Financing"), of which up to a maximum of approximately $360.8 million could be required to purchase all of the outstanding shares of Common Stock pursuant to the Offer and the Merger."

          Each of clause (ix) in the fourth sentence of the 10th paragraph of
Section 9--"Source and Amount of Funds" on page 27 of the Offer to Purchase and clause (ix) in the fourth sentence of the 15th paragraph under Section 9--"Source and Amount of Funds" on page 29 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "(ix) the Purchaser shall have received not less than $160 million in cash from the equity financing on terms and conditions and pursuant to documentation reasonably satisfactory to the Joint Lead Arrangers;"

          Clause (xi) in the fourth sentence of the 10th paragraph of Section 9--"Source and Amount of Funds" on pages 27-28 of the Offer to Purchase is hereby deleted and the remainder of such sentence is hereby amended and restated to read in its entirety as follows:

          "(xi) the lenders shall be reasonably satisfied that the Merger, the borrowings under the Facilities and the issuance of the Senior Notes and the other transactions contemplated by the Commitment Letter shall be in full compliance with all legal requirements, and that all necessary governmental and material third party approvals in connection with such financings, the Offer and the Merger shall have been obtained and remain in effect; (xii) prior to or concurrently with the Initial Borrowings under the Bank Facility, the Company shall have received gross proceeds (not subject to escrow) from the issuance and sale of the Senior Notes and/or from borrowings under the Bridge Facility sufficient to finance the purchase of all the shares of Common Stock purchased in the Offer and pay fees and expenses related thereto, and the documentation and terms of the Senior Notes and/or the Bridge Facility shall be reasonably satisfactory in form and substance to the lenders; (xiii) the lenders shall have perfected, first priority security interests in the property described above; and
     (xiv) the Administrative Agent shall have received reasonably satisfactory title insurance policies (including such endorsements as the Administrative Agent may reasonably require), legal opinions and other customary documentation required by the Administrative Agent with respect to all owned real property of the Company and its subsidiaries subject to mortgages."

          Section 9--"Source and Amount of Funds" of the Offer to Purchase is hereby amended and supplemented to include the following information:

          "The negotiations for the Facilities are nearly completed and the Purchaser expects the Facilities to have terms that are not materially different than those set forth in the Commitment Letter and the Offer to Purchase.

          While the parties thereto have not yet executed the Facilities and the Facilities remain subject to further negotiation, drafts of the Facilities in substantially final form are filed as exhibits to this Amendment No. 4."

     Item 12. Exhibits.

          Item 12 is hereby amended and supplemented by adding the following:

Exhibit(b)(2)  Draft Credit Agreement by and among Associated Materials
               Incorporated, Associated Materials Holdings Inc., UBS AG, Stamford Branch, Credit Suisse First Boston, Cayman Islands Branch, CIBC World Markets Corp., UBS Warburg LLC, Credit Suisse First Boston Corporation and various financial institutions and other Persons from time to time party thereto.
Exhibit(b)(3)  Draft Bridge Loan Agreement by and among Simon Acquisition Corp.,
               Associated Materials Holdings Inc., Credit Suisse First Boston Corporation, UBS Warburg LLC, UBS AG, Stamford Branch, CIBC World Markets Corp. and the lenders party thereto from time to time.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2002

                                   ASSOCIATED MATERIALS HOLDINGS INC.
                                   (FORMERLY KNOWN AS HARVEST/AMI HOLDINGS INC.)

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Treasurer and Assistant Secretary


                                   HARVEST PARTNERS III, L.P.

                                   By: HARVEST  ASSOCIATES III, LLC, its
                                       general partner

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Member


                                   HARVEST PARTNERS III
                                    BETEILIGUNGSGESELLSCHAFT
                                    BURGERLICHEN RECHTS (MIT
                                    HAFTUNGSBESCHRANKUNG)

                                   By: HARVEST ASSOCIATES III, LLC, its general
                                       partner

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Member

                                   HARVEST PARTNERS IV, L.P.

                                   By: HARVEST ASSOCIATES IV, LLC, its general
                                       partner

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Member


                                   HARVEST PARTNERS IV GMBH & CO. KG

                                   By: HARVEST ASSOCIATES IV, LLC, its general
                                       partner

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Member


                                   SIMON ACQUISITION CORP.

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Treasurer and Assistant Secretary


                                   HARVEST ASSOCIATES III, LLC*

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Member


                                   HARVEST ASSOCIATES IV, LLC*

                                   By: /s/ Harvey P. Mallement
                                      ------------------------------
                                      Name: Harvey P. Mallement
                                      Title: Member

*  Solely for the purpose of amending the Schedule 13D.

                                  EXHIBIT INDEX


Exhibit  No.      Description

Exhibit(b)(2)  Draft Credit Agreement by and among Associated Materials
               Incorporated, Associated Materials Holdings Inc., UBS AG, Stamford Branch, Credit Suisse First Boston, Cayman Islands Branch, CIBC World Markets Corp., UBS Warburg LLC, Credit Suisse First Boston Corporation and various financial institutions and other Persons from time to time party thereto.
Exhibit(b)(3)  Draft Bridge Loan Agreement by and among Simon Acquisition Corp.,
               Associated Materials Holdings Inc., Credit Suisse First Boston Corporation, UBS Warburg LLC, UBS AG, Stamford Branch, CIBC World Markets Corp. and the lenders party thereto from time to time.